# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Werewolf Therapeutics, Inc., CIK 0001785530
CUSIP: 95075A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 Talcott Avenue, Floor 2, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001640546

## Reporting persons
- Longwood Fund III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,677,082; sole dispositive power 0; shared dispositive power 1,677,082; aggregate amount beneficially owned 1,677,082 (3.5% of the class)
  Comment: (1) All such shares are held of record by Longwood III (as defined in Item 2(a) below). Longwood III GP (as defined in Item 2(a) below) is the general partner of Longwood III and may be deemed to share voting and dispositive power with respect to these securities.
  (2) Based on 48,540,200 shares of the Issuer's Common Stock outstanding as of October 29, 2025, as reported by the Issuer's in its Form 10-Q for quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission (the "SEC") on November 4, 2025 (the "Form 10-Q").
- Longwood Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,677,082; sole dispositive power 0; shared dispositive power 1,677,082; aggregate amount beneficially owned 1,677,082 (3.5% of the class)
  Comment: (1) All such shares are held of record by Longwood III. Longwood III GP is the general partner of Longwood III and may be deemed to share voting and dispositive power with respect to these securities.
  (2) Based on 48,540,200 shares of the Issuer's Common Stock outstanding as of October 29, 2025, as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: Werewolf Therapeutics, Inc.
Address of issuer's principal executive offices: 200 Talcott Avenue, Floor 2, Watertown, MA 02472

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13G originally filed by Longwood Fund III, L.P. ("Longwood III") and Longwood Fund III GP, LLC ("Longwood III GP" and together with Longwood III, the "Reporting Persons") with the SEC on May 14, 2021 (the "Original 13G"). This Amendment is being filed by the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 800 Boylston Street, Suite 1715, Boston, MA 02199.
Citizenship: Longwood III GP is a limited liability company organized under the laws of the State of Delaware. Longwood III is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and corresponding footnotes.
Percent of class: See Row 11 of the cover page for each Reporting Person and corresponding footnotes.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and corresponding footnotes.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and corresponding footnotes.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and corresponding footnotes.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and corresponding footnotes.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Longwood Fund III GP, LLC: /s/ Robert Hadfield, Robert Hadfield, General Counsel (02/11/2026)
- Longwood Fund III, L.P.: /s/ Robert Hadfield, Robert Hadfield, General Counsel of the Reporting Person's general partner (02/11/2026)
Comment: *Signed pursuant to a Power of Attorney included herein as an Exhibit to this Schedule 13G.